Prospectus Supplement dated August 11, 2000, to Prospectus dated May 3, 2000, and supplemented on May 17, 2000.

                                [TUMBLEWEED LOGO]

This supplement amends our Prospectus dated May 3, 2000, as previously supplemented, to inform you about events relevant to our business that have occurred since the last supplement dated May 17, 2000. We have also included the financial information that we reported in our quarterly 10-Q report for our fiscal quarter which ended on June 30, 2000.

Change in Restaurants

Since May 17, 2000, two additional company-owned restaurants opened in Kettering, Ohio and Ft. Wayne, Indiana and a franchised restaurant closed in Clarksville, Tennessee. As a result of these openings and the closing, we now own, franchise or license a total of 61 Tumbleweed Restaurants. We own and operate 33 restaurants and franchise 21 restaurants in Kentucky, Ohio, Illinois, Indiana, Tennessee, Wisconsin, Michigan and West Virginia. We license seven restaurants outside of the United States in Germany, Jordan, Saudi Arabia, Egypt and England.

On August 2, 2000, the Board of Directors of Tumbleweed, Inc. (the Company) appointed Mr. Terrance A. Smith the Chairman of the Board, President and Chief Executive Officer. Mr. Smith has been a member of the Board of Directors of Tumbleweed since June 1998 and is President of Tumbleweed International, LLC, the international licensee of the Company. The appointment of Mr. Smith followed the announcement by John A. "Jack" Butorac of his decision to retire as President and CEO of the Company. Mr. Butorac will continue as a director of the Company.

On August 2, 2000, the Board of Directors  also accepted the  resignation of Mr.
W. Roger Drury. Mr. Drury resigned from the Board in order to allow him to pursue other interests.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                  JUNE 30, 2000

GENERAL

We make various forward-looking statements about our business in the following discussion. When making these forward-looking statements, we use words such as expects, believes, estimates, anticipates, plans and similar expressions to identify them. We also identify important cautionary factors that could cause our actual results to differ materially from those projected in the forward-looking statements we make. Factors that realistically could cause results to differ materially from those projected in the forward-looking statements include the availability and cost of financing and other events that affect our restaurant expansion program, changes in food and other costs, changes in national, regional or local economic conditions, changes in consumer tastes, competitive factors such as changes in the number and location of competing restaurants, the availability of experienced management and hourly employees, and other factors set forth below.

Of the 61 Tumbleweed restaurants as of June 30, 2000, we owned and operated 32 restaurants in Kentucky, Indiana and Ohio, franchised 22 restaurants in Indiana, Illinois, Kentucky, Tennessee, Wisconsin, West Virginia and Michigan, and licensed seven restaurants in Germany, Jordan, Saudi Arabia, Egypt and England. Since June 30, 2000, the Company has opened one additional company-owned restaurant in Indiana and one franchise restaurant located in Clarksville, Tennessee ceased operations.

The following section should be read in conjunction with our financial statements and the related notes included elsewhere in this filing.

RESULTS OF OPERATIONS

The table, on the next page, sets forth the percentage relationship to total revenues of certain income statement data, except where noted, for the periods indicated.




                                           Six Months Ended  Three Months Ended
                                               June 30           June 30
                                            2000     1999     2000     1999
                                            -----    -----    -----    -----
Revenues:
   Restaurant sales                         91.8 %   94.9 %   89.5 %   94.9 %
   Commissary sales                          3.1      2.2      3.0      2.1
   Franchise fees and royalties              2.3      2.1      3.0      2.1
   Gain from insurance proceeds due to
     involuntary conversion of
     non-monetary assets                     1.5      -        3.0      -
   Other revenues                            1.3      0.8      1.5      0.9
                                           -----    -----    -----    -----
     Total revenues                        100.0    100.0    100.0    100.0
Operating expenses:
   Restaurant cost of sales (1)             28.6     29.1     28.7     29.4
   Commissary cost of sales (2)             87.5     91.5     86.3     92.1
   Operating expenses (1)                   52.2     50.0     51.7     48.6
   Selling, general and administrative
     expenses                               10.0      9.9     10.6      9.8
   Preopening expenses                       1.3      1.0      2.0      0.9
   Depreciation and amortization             3.7      3.4      3.6      3.3
   Loss on guarantees of indebtedness        1.7      -        3.3      -
                                           -----    -----    -----    -----
     Total operating expenses               93.5     91.3     94.1     90.0
                                           -----    -----    -----    -----
     Income from operations                  6.5      8.7      5.9     10.0
   Interest expense, net                    (2.3)    (2.1)    (2.3)    (2.1)
                                           -----    -----    -----    -----
Income before income taxes and
   cumulative effect of a change in
   accounting principle                      4.2      6.6      3.6      7.9
Provision for income taxes:
   Current and deferred                     (1.5)    (2.3)    (1.3)    (2.8)
   Deferred taxes related to change in
     tax status                              -       (2.5)     -        -
                                           -----    -----    -----    -----
Total provision for income taxes            (1.5)    (4.8)    (1.3)    (2.8)
                                           -----    -----    -----    -----
Income before cumulative effect
   of a change in accounting principle       2.7      1.8      2.3      5.1
Cumulative effect of a change in
   accounting principle, net of tax          -       (1.4)     -        -
                                           -----    -----    -----    -----
Net income                                   2.7 %    0.4 %    2.3 %   5.1%
                                           =====    =====    =====    =====
Pro forma income data:
   Income before income taxes and
     cumulative effect of a change in
     accounting principle as reported                 6.6 %
   Pro forma income taxes (3)                        (2.3)
                                                     -----
   Pro forma income before cumulative
     effect of a change in accounting
       principle                                      4.3
   Cumulative effect of a change in
     accounting principle, net of tax                (1.4)
                                                     -----
   Pro forma net income                               2.9 %
                                                     =====



(1)    As percentage of restaurant sales.
(2)    As percentage of commissary sales.
(3) The pro forma income taxes reflect the effect of the corporate reorganization on the historical net income assuming the Company was taxed as a C corporation for income tax purposes since its inception with an assumed combined federal and state effective tax rate of 35%.

COMPARISON OF THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999

Total revenues increased by $2,795,098 or 11.1% for the six months ended June 30, 2000 compared to the same period in 1999 primarily as a result of the following:

   Restaurant sales increased by $1,780,169 or 7.4% for the six months ended June 30, 2000 compared to the same period in 1999. The increase is due primarily to the addition of five company-owned restaurants since June 30, 1999. The increase is partially offset by a 3.0% decrease in same store sales for the six month period.

   Commissary sales to franchised and licensed restaurants increased by $292,621 or 52.0% for the six months ended June 30, 2000 compared to the same period in 1999. The increase is due primarily to the addition of nine franchised or licensed restaurants since June 30, 1999.

   Franchise fees and royalties increased by $121,106 or 22.7% for the six months ended June 30, 2000 compared to the same period in 1999. The increase was due to a $35,000 increase in franchise fees received upon the opening of five new franchised restaurants during the six months ended June 30, 2000 compared to four during the same period in 1999. Additionally, royalty income increased $86,106 during the six months ended June 30, 2000 compared to the same period in 1999.

   The gain from insurance proceeds was due to the involuntary conversion of non-monetary assets from a fire at a Company-owned restaurant. See Note 9 of the accompanying financial statements for a detail discussion.

   Other revenues increased by $166,891 or 80.9% for the six months ended June 30, 2000 compared to the same period in 1999 primarily due to an increase in volume related purchasing rebates. In addition, other revenues for the 2000 six month period includes $59,436 of insurance proceeds as it relates to a business interruption as a result of a fire at a Company-owned restaurant. See Note 9 of the accompanying financial statements for a detail discussion. There was no similar income in the 1999 six month period.

Restaurant cost of sales increased by $401,824 or 5.8% for the six months ended June 30, 2000 compared to the same period in 1999. The increase was principally due to the opening of five additional Company-owned restaurants since June 30, 1999. The increase in restaurant cost of sales was partially offset by purchasing efficiencies. Restaurant cost of sales decreased as a percentage of sales by 0.5% to 28.6% for the six months ended June 30, 2000 compared to 29.1% during the same period in 1999.

Commissary cost of sales increased $233,615 or 45.4% for the six months ended June 30, 2000 compared to the same period in 1999. The increase in commissary cost of sales is due primarily to the addition of nine franchised or licensed restaurants since June 30, 2000. As a percentage to sales, commissary cost of sales decreased 4.0% for the six months ended June 30, 2000 compared to the same period in 1999 due to lower manufactured food costs in 2000.

Restaurant operating expenses increased by $1,457,734 or 12.2% for the six months ended June 30, 2000 compared to the same period in 1999. The increase reflects the addition of five Company-owned restaurants since June 30, 1999. Operating expenses increased as a percentage of restaurant sales to 52.2% for the six months ended June 30, 2000 from 50.0% for the same period in 1999 primarily due to a 0.7% increase in promotional costs and a 0.6% increase in management payroll costs.

Selling, general and administrative expenses increased by $306,880 or 12.3% for the six months ended June 30, 2000 compared to the same period in 1999. The increase was due in part to the addition of management and staff personnel during 1999 and the six months ended June 30, 2000 to support the growing restaurant base. Because of the Company's restaurant growth plans, management expects selling, general and administrative expenses to continue to increase during the remainder of 2000 in absolute dollars. As a percentage to total revenues, selling, general and administrative expenses were 10.0% and 9.9% of revenues for the six months ended June 30, 2000 and 1999, respectively.

Preopening expenses were $375,751 and $255,033 for the six months ended June 30, 2000 and 1999, respectively. Preopening expenses are start-up costs which are incurred in connection with opening new restaurant locations. These costs are expensed as incurred and will fluctuate based on the number of restaurant locations which are in the process of being prepared for opening.

Depreciation and amortization expense increased $171,742 or 19.9% for the six months ended June 30, 2000 compared to the same period in 1999 due primarily to the addition of five Company-owned restaurants since June 30, 1999.

Net interest expense increased $128,035 or 24.5% for the six months ended June 30, 2000 compared to the same period in 1999. The increase resulted from increased borrowing to fund the growth in Company-owned restaurants and increases in the prime interest rate during 1999 and 2000.

The combined effective federal and state income tax rate was approximately 35% for the six months ended June 30, 2000 and 1999 excluding the charge related to change in tax status. As a result of a change in tax status from a limited liability corporation to a C corporation effective January 1, 1999, we recorded a net deferred income tax liability and income tax expense of $639,623 in 1999.

The Company's income before cumulative effect of a change in accounting principle decreased $325,292 or 30.1% for the six months ended June 30, 2000 compared to pro forma income before cumulative effect of a change in accounting principle for the six months ended June 30, 1999. Earnings per share before cumulative effect of a change in accounting principle was $0.13 for the six months ended June 30, 2000 as compared to pro forma earnings per share before cumulative effect of a change in accounting principle of $0.18 for the six months ended June 30, 1999.

COMPARISON OF THE THREE MONTHS ENDED JUNE 30, 2000 AND 1999

Total revenues increased by $1,122,101 or 8.5% for the three months ended June 30, 2000 compared to the same period in 1999 primarily as a result of the following:

   Restaurant sales increased by $291,217 or 2.3% for the three months ended June 30, 2000 compared to the same period in 1999. The increase is due primarily to the addition of five Company-owned restaurants since June 30, 1999. The increase is partially offset by a 5.8% decrease in same store sales for the three month period.

   Commissary sales to franchised and licensed restaurants increased by $156,251 or 56.5% for the three months ended June 30, 2000 compared to the same period in 1999. The increase is due primarily to the addition of nine franchised or licensed restaurants since June 30, 1999.

   Franchise fees and royalties increased by $143,309 or 50.9% for the three months ended June 30, 2000 compared to same period in 1999. The increase was due to a $70,000 increase in franchise fees received upon the opening of four new franchised restaurants during the three months ended June 30, 2000 compared to two during the same period in 1999. Additionally, royalty income increased $73,309 during the three months ended June 30, 2000 compared to the same period in 1999.

   The gain from insurance proceeds was due to the involuntary conversion of non-monetary assets from a fire at a Company-owned restaurant. See Note 9 of the accompanying financial statements for a detail discussion.

   Other revenues increased by $97,013 or 83.1% for the three months ended June 30, 2000 compared to the same period in 1999 primarily due to an increase in volume related purchasing rebates. In addition, other revenues in 2000 for the three month period includes $59,436 of insurance proceeds as it relates to a business interruption as a result of a fire at a Company-owned restaurant. See Note 9 of the accompanying financial statements for a detail discussion. There was no similar income in the 1999 three month period.

Restaurant cost of sales decreased by $6,419 or 0.2% for the three months ended June 30, 2000 compared to the same period in 1999. The decrease was principally due to purchasing efficiencies partially offset by the opening of five additional Company-owned restaurants since June 30, 1999. Restaurant cost of sales decreased as a percentage of sales by 0.7% to 28.7% for the three months ended June 30, 2000 compared to 29.4% during the same period in 1999.

Commissary cost of sales increased $118,764 or 46.6% for the three months ended June 30, 2000 compared to the same period in 1999. The increase in commissary cost of sales is due primarily to the addition of nine franchised or licensed restaurants since June 30, 1999 . As a percentage to sales, commissary cost of sales decreased 5.8% for the three months ended June 30, 2000 compared to the same period in 1999 due to lower manufactured food cost in 2000.

Restaurant operating expenses increased by $545,089 or 8.9% for the three months ended June 30, 2000 compared to the same period in 1999. The increase reflects the addition of five Company-owned restaurants since June 30, 1999.

Operating expenses increased as a percentage of restaurant sales to 51.7% for the three months ended June 30, 2000 from 48.6% for the same period in 1999 primarily due to a 0.9% increase in promotional costs and a 0.7% increase in management payroll costs.

Selling, general and administrative expenses increased by $215,601 or 16.5% for the three months ended June 30, 2000 compared to the same period in 1999. The increase was due in part to the addition of management and staff personnel during 1999 and the six months ended June 30, 2000 to support the growing restaurant base. Because of the Company's restaurant growth plans, management expects selling, general and administrative expenses to continue to increase during the remainder of 2000 in absolute dollars. As a percentage to total revenues, selling, general and administrative expenses were 10.6% and 9.8% of revenues for the three months ended June 30, 2000 and 1999, respectively.

Preopening expenses were $289,688 and $120,228 for the three months ended June 30, 2000 and 1999, respectively. Preopening expenses are start-up costs which are incurred in connection with opening new restaurant locations. These costs are expensed as incurred and will fluctuate based on the number of restaurant locations which are in the process of being prepared for opening.

Depreciation and amortization expense increased $72,188 or 16.2% for the three months ended June 30, 2000 compared to the same period in 1999 due primarily to the addition of five Company-owned restaurants since June 30, 1999.

Net interest expense increased $57,179 or 20.7% for the three months ended June 30, 2000 compared to the same period in 1999. The increase resulted from increased borrowing to fund the growth in Company-owned restaurants and increases in the prime interest rate during 1999 and 2000.

The combined effective federal and state income tax rate was approximately 35% for the three months ended June 31, 2000 and 1999.

LIQUIDITY AND CAPITAL RESOURCES

Our ability to expand the number of our restaurants will depend on a number of factors, including the selection and availability of quality restaurant sites, the negotiation of acceptable lease or purchase terms, the securing of required governmental permits and approvals, the adequate supervision of construction, the hiring, training and retaining of skilled management and other personnel, the availability of adequate financing and other factors, many of which are beyond our control. The hiring and retention of management and other personnel may be difficult given the low unemployment rates in the areas in which we intend to operate. There can be no assurance that we will be successful in opening the number of restaurants anticipated in a timely manner. Furthermore, there can be no assurance that our new restaurants will generate sales revenue or profit margins consistent with those of our existing restaurants, or that these new restaurants will be operated profitably.

Our principal capital needs arise from the development of new restaurants, and to a lesser extent, maintenance and improvement of existing facilities. The principal sources of capital to fund these expenditures were internally generated cash flow, bank borrowings, lease financing and an equity offering. The table below provides certain information regarding our sources and uses of cash for the periods presented.


                                                    Six Months Ended
                                                        June 30

                                                 2000               1999
                                             -------------      -----------
Net cash provided by operations             $    2,045,770     $  1,760,152
Purchases of property and equipment              1,808,302        4,765,368
Proceeds from common stock offering                      -        7,765,397
Net borrowings (payments) on long-term
   debt and capital lease obligations             (164,710)       1,712,615
Payment on short-term borrowings                         -        6,990,348

Our single largest use of funds has been for capital expenditures consisting of land, building and equipment associated with our restaurant expansion program. The substantial growth of the Company over the period has not required significant additional working capital. Sales are predominantly for cash and the business does not require the maintenance of significant receivables or inventories. In addition, it is common within the restaurant industry to receive trade credit on the purchase of food, beverage and supplies, thereby reducing the need for incremental working capital to support sales increases.

The Company has guaranteed renewals of certain guaranteed indebtedness and any replacement indebtedness of TW- Tennessee, LLC, a franchisee (TW-Tennessee), to the extent and in amounts not to exceed the amounts guaranteed as of September 30, 1998. As of June 30, 2000, the Company has guaranteed certain TW-Tennessee obligations as follows jointly and severally with TW-Tennessee common members:
a) up to $1,200,000 under a bank line of credit, b) approximately $2,800,000 of a lease financing agreement, and c) equipment leases with a bank totaling approximately $803,000. During 1999, the Landlord under the lease financing agreement declared TW-Tennessee to be in default, and accelerated the rent obligations under the leases. Negotiations ensued between the Landlord and the principals of TW-Tennessee regarding the restructuring of the lease obligations. On May 8, 2000, the Landlord filed suit in the Chancery Court for Davidson County, Tennessee, against TW-Tennessee and against certain guarantors of the lease obligations, including the Company and a Director of the Company. The Landlord has demanded a judgment against TW-Tennessee in excess of $21.8 million, and a judgment jointly and severally against the guarantors named, including the Company and the Director, in the amount of $6,647,582.77 representing a portion of the amounts claimed against TW-Tennessee.

Subsequent to June 30, 2000, the Landlord terminated settlement negotiations and refused to grant a further extension of time to restructure the lease obligations and to answer the suit filed against TW-Tennessee, the Company and the other defendants. As a result, certain defendants including the Company have filed an answer to the suit described above, as well as counterclaims against the Landlord. The Company's management believes that it is probable that it will incur a loss related to the Company's guarantees of TW-Tennessee's obligations and has therefore, established a reserve of $475,000 as of June 30, 2000. The reserve amount was based on the Company's share of the various guarantees and an estimated amount for legal costs which will likely be incurred in connection with the resolution of this matter.

We both own and lease our restaurant facilities. Management determines whether to acquire or lease a restaurant facility based on its evaluation of the financing alternatives available for a particular site.

We plan to open two additional Company-owned Tumbleweed restaurants during the remainder of 2000, depending on the availability of quality sites, the hiring and training of sufficiently skilled management and other personnel, and other factors. As of June 30, 2000, we had one restaurant under construction which opened during July 2000.

We have used and will continue to utilize mortgage, sale/leaseback and landlord financing, as well as equipment leasing and financing, for a portion of the development costs of restaurants which will open during 2000. The remaining costs have been and will be funded by available cash reserves, cash provided from operations and borrowing capacity. Management believes such sources will be sufficient to fund our expansion plans through 2000. Should our actual results of operations fall short of, or our rate of expansion significantly exceed our plans, or should our costs or capital expenditures exceed expectations, we may need to seek additional financing in the future. In negotiating such financing, there can be no assurance that we will be able to raise additional capital on terms satisfactory to us.

In order to provide any additional funds necessary to pursue our growth strategy, we may incur, from time to time, additional short and long-term bank indebtedness and may issue, in public or private transactions, our equity and debt securities, the availability and terms of which will depend upon market and other conditions. There is no assurance that such additional financing will be available on terms acceptable to us.

We have a $6,500,000 mortgage revolving line of credit note (the "Credit Facility"). At June 30, 2000 we had outstanding borrowings under the Credit Facility of $5,072,148. The note bears interest at the Prime Rate plus .25% (9.75% at June 30, 2000) and is due December 31, 2003. The Credit Facility imposes restrictions on us with respect to the maintenance of certain financial ratios, the incurrence of indebtedness, the sale of assets, mergers, capital expenditures and the payment of dividends.

CHANGE IN ACCOUNTING PRINCIPLE

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, "Reporting the Costs of Start-Up Activities." The SOP was effective beginning January 1, 1999 and requires that start-up costs capitalized prior to January 1, 1999 be written-off and any future start-up costs be expensed as incurred. Prior to 1999, we capitalized our preopening costs incurred in connection with opening new restaurant locations. The unamortized balance of the Company's deferred preopening costs ($524,669 as of December 31, 1998) were written-off (net of income taxes of $183,634) as a cumulative effect of an accounting change on January 1, 1999.

IMPACT OF INFLATION

The impact of inflation on the cost of food, labor, equipment, land and construction costs could harm our operations. We pay a majority of our employees hourly rates related to federal and state minimum wage laws. As a result of increased competition and the low unemployment rates in the markets in which our restaurants are located, we have continued to increase wages and benefits in order to attract and retain management personnel and hourly workers. In addition, most of our leases require us to pay taxes, insurance, maintenance, repairs and utility costs, and these costs are subject to inflationary pressures. Most of the leases provide for increases in rent based on increases in the consumer price index when the leases are renewed. We may attempt to offset the effect of inflation through periodic menu price increases, economies of scale in purchasing and cost controls and efficiencies at existing restaurants.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not enter into derivative transactions or speculate on the future direction of interest rates. We are exposed to interest rate changes primarily as a result of our variable rate debt instruments. As of June 30, 2000 approximately $10,900,000 of our debt bore interest at variable rates. We believe that the effect, if any, of reasonably possible near-term changes in interest rates on our financial position, results of operations or cash flows would not be significant.

                              FINANCIAL STATEMENTS


                                Tumbleweed, Inc.
                        Consolidated Statements of Income
                                   (Unaudited)

                                                                Six Months Ended               Three Months Ended
                                                                     June 30                         June 30
                                                               2000           1999             2000           1999
                                                           ------------   ------------     ------------    -----------
Revenues:
   Restaurant sales                                        $25,707,386    $23,927,217      $12,886,116     $12,594,899
   Commissary sales                                            855,268        562,647          432,662         276,411
   Franchise fees and royalties                                653,768        532,662          424,802         281,493
   Gain from insurance proceeds due to involuntary
     conversion of non-monetary assets                         434,311              -          434,311               -
   Other revenues                                              373,288        206,397          213,764         116,751
                                                           ------------    -----------     ------------    -----------
Total revenues                                              28,024,021     25,228,923       14,391,655      13,269,554
Operating expenses:
   Restaurant cost of sales                                  7,365,672      6,963,848        3,694,028       3,700,447
   Commissary cost of sales                                    748,497        514,882          373,393         254,629
   Operating expenses                                       13,412,697     11,954,963        6,667,642       6,122,553
   Selling, general and administrative expenses              2,798,410      2,491,530        1,522,403       1,306,802
   Preopening expenses                                         375,751        255,033          289,688         120,228
   Depreciation and amortization                             1,034,477        862,735          516,458         444,270
   Loss on guarantees of indebtedness                          475,000              -          475,000               -
                                                           ------------    -----------     ------------    -----------
Total operating expenses                                    26,210,504     23,042,991       13,538,612      11,948,929
                                                           ------------    -----------     ------------    -----------
Income from operations                                       1,813,517      2,185,932          853,043       1,320,625
Other income (expense):
   Interest income                                               8,160         23,597            3,888           6,574
   Interest expense                                           (658,719)      (546,121)        (337,249)       (282,756)
                                                           ------------    -----------     ------------    -----------
Total other expense                                           (650,559)      (522,524)        (333,361)       (276,182)
                                                           ------------    -----------     ------------    -----------
Income before income taxes and cumulative effect of a
   change in accounting principle                            1,162,958      1,663,408          519,682       1,044,443
Provision for income taxes:
   Current and deferred                                       (407,035)      (582,193)        (181,889)       (365,555)
   Deferred taxes related to change in tax status                    -       (639,623)               -               -
                                                           ------------    -----------     ------------    -----------
Total provision for income taxes                              (407,035)    (1,221,816)        (181,889)       (365,555)
                                                           ------------    -----------     ------------    -----------
Income before cumulative effect of a change
    in accounting principle                                    755,923        441,592          337,793         678,888
Cumulative effect of a change in accounting principle,net
   of tax                                                            -       (341,035)               -               -
                                                           ------------    -----------     ------------    -----------
Net income                                                $    755,923    $   100,557      $   337,793      $  678,888
                                                           ============    ===========     ============    ===========
Basic and diluted earnings per share:
   Income before cumulative effect of a change in
     accounting principle                                 $       0.13    $      0.08      $      0.06      $     0.12
   Cumulative effect of a change in accounting principle,
     net of tax                                                      -          (0.06)               -               -
                                                           ------------    -----------     ------------    -----------
   Net income                                             $       0.13    $      0.02      $      0.06      $     0.12
                                                           ============    ===========     ============    ===========
Pro forma income data:
   Income before income taxes and cumulative effect of a
     change in accounting principle as reported                           $ 1,663,408
   Pro forma income taxes                                                    (582,193)
                                                                           -----------
   Pro forma income before cumulative effect of a change
     in accounting principle                                                1,081,215
   Cumulative effect of a change in accounting principle,
      net of tax                                                             (341,035)
                                                                           -----------
   Pro forma net income                                                   $   740,180
                                                                           ===========
Pro forma basic and diluted earnings per share:
   Pro forma income before cumulative effect of a change
     in accounting principle                                              $      0.18
   Cumulative effect of a change in accounting principle,
     net of tax                                                                 (0.06)
                                                                           -----------
   Pro forma net income                                                   $      0.12
                                                                           ===========

                                Tumbleweed, Inc.
                           Consolidated Balance Sheets


                                                           June 30        December 31
                                                            2000             1999
                                                         (Unaudited)
                                                        -------------    ------------
Assets
Current assets:
   Cash and cash equivalents                            $    470,948    $    640,189
   Accounts receivable                                       884,561         606,283
   Receivable from insurance company                       1,219,532               -
   Inventories                                             1,715,136       1,597,794
   Prepaid expenses                                          395,831         389,271
                                                        ------------    ------------
Total current assets                                       4,686,008       3,233,537
Property and equipment, net                               30,296,657      30,147,559
Goodwill, net of accumulated amortization of
   $607,314 in 2000 and $551,478 in 1999                   2,681,429       2,737,265
Other assets                                                 497,900         460,817
                                                        ------------    ------------
Total assets                                            $ 38,161,994    $ 36,579,178
                                                        ============    ============
Liabilities and Stockholders' Equity
Current liabilities:
   Accounts payable                                     $  1,858,843    $  1,102,024
   Accrued liabilities                                     2,119,540       1,832,736
   Deferred income taxes                                     222,192         286,885
   Current maturities on long-term
     debt and capital leases                               1,532,443       1,028,443
                                                        ------------    ------------
Total current liabilities                                  5,733,018       4,250,088
Long-term liabilities:
   Long-term debt, less current maturities                10,925,020      11,347,047
   Capital lease obligations, less current maturities      2,522,656       2,769,339
   Deferred income taxes                                     749,541         489,869
   Other liabilities                                         155,000         160,000
                                                        ------------    ------------
Total long-term liabilities                               14,352,217      14,766,255
                                                        ------------    ------------
Total liabilities                                         20,085,235      19,016,343
Stockholders' equity:
   Preferred stock, $.01 par value, 1,000,000
     shares authorized; no shares issued
     and outstanding                                               -               -
   Common stock, $.01 par value, 16,500,000
     shares authorized; 5,881,630 shares issued
     at June 30, 2000 and December 31, 1999                   58,818          58,818
   Paid-in capital                                        16,294,006      16,294,006
   Treasury stock, 39,400 shares at June 30, 2000           (241,999)              -
   Retained earnings                                       1,965,934       1,210,011
                                                        ------------    ------------
     Total stockholders' equity                           18,076,759      17,562,835
                                                        ------------    ------------
Total liabilities and stockholders' equity              $ 38,161,994    $ 36,579,178
                                                        ============    ============

See accompanying notes.

                                Tumbleweed, Inc.
                      Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                                   Six Months Ended
                                                                        June 30
                                                                  2000           1999
                                                              -----------    -----------

Operating activities:
   Net income                                                 $   755,923    $   100,557
   Adjustments to reconcile net income to net
       cash provided by operating activities:
        Depreciation and amortization                           1,034,477        862,735
        Deferred income taxes                                     194,979        653,267
        Loss on guarantees of indebtedness                        475,000              -
        Gain from insurance proceeds due to involuntary
          conversion of non-monetary assets                      (434,311)             -
        Loss on disposition of property and equipment              14,252          3,616
        Changes in operating assets and liabilities:
          Accounts receivable                                    (337,714)      (166,401)
          Inventories                                            (160,329)      (193,508)
          Deferred preopening expenses                                  -        524,669
          Prepaid expenses                                         (9,504)       (47,748)
          Other assets                                            (50,627)       (52,103)
          Accounts payable                                        756,820         44,787
          Accrued liabilities                                    (188,196)        31,779
          Other liabilities                                        (5,000)        (1,498)
                                                              -----------    -----------
Net cash provided by operating activities                       2,045,770      1,760,152

Investing activities:
   Purchases of property and equipment                         (1,808,302)    (4,765,368)
                                                              ------------   -----------
Net cash used in investing activities                          (1,808,302)    (4,765,368)

Financing activities:
   Proceeds from common stock offering                                  -      7,765,397
   Proceeds from issuance of long-term debt                     1,704,000      6,243,435
   Payments on long-term debt and capital lease obligations    (1,868,710)    (4,530,820)
   Payment on short-term borrowings                                     -     (6,990,348)
   Purchase of treasury stock                                    (241,999)             -
   Payment of public offering costs                                     -       (492,571)
                                                              -----------    -----------
Net cash provided by (used in) financing activities              (406,709)     1,995,093
                                                              -----------    -----------
Net decrease in cash and cash equivalents                        (169,241)    (1,010,123)
Cash and cash equivalents at beginning of period                  640,189      1,898,973
                                                              -----------    -----------
Cash and cash equivalents at end of period                    $   470,948    $   888,850
                                                              ===========    ===========
Supplemental cash flow information:
   Cash paid for interest, net of amount capitalized          $   643,279    $   544,570
                                                              ===========    ===========
   Cash paid for income taxes                                 $   292,492    $   311,150
                                                              ===========    ===========


See accompanying notes.

                                TUMBLEWEED, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                                  June 30, 2000


1.       BASIS OF PRESENTATION

MERGER OF TUMBLEWEED, LLC AND TUMBLEWEED, INC.

Tumbleweed, Inc. (the Company) was legally formed in December 1997 and capitalized on June 23, 1998 with the issuance of 13 shares of Company common stock at $10 per share. Effective January 1, 1999, and as a result of the sale of 776,630 shares of common stock in an initial public offering (IPO), Tumbleweed, LLC (Tumbleweed) was merged into the Company. The interests of Tumbleweed members at the time of the merger were converted into a total of 5,105,000 shares of Company common stock.

RESTAURANT FACILITIES

As of June 30, 2000, the Company owns and operates 32 restaurants in Kentucky, Indiana and Ohio and franchises an additional 22 restaurants in Kentucky, Indiana, Illinois, Tennessee, Wisconsin, West Virginia and Michigan. The Company also licenses seven restaurants in Germany, Jordan, Saudi Arabia, Egypt and England. Since June 30, 2000, the Company has opened one additional Company-owned restaurant in Indiana and one franchise restaurant located in Clarksville, Tennessee ceased operations.

INTERIM FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by the Company without audit, with the exception of the December 31, 1999 consolidated balance sheet which was derived from the audited consolidated financial statements included in the Company's Form 10-K. The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial reporting and in accordance with Rule 10-01 of Regulation S-X. These consolidated financial statements, note disclosures and other information should be read in conjunction with the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

In the opinion of management, the unaudited interim consolidated financial statements contained in this report reflect all adjustments, consisting of only normal recurring accruals, which are necessary for a fair presentation. The results of operations for the six months and three months ended June 30, 2000 are not necessarily indicative of the results that may be expected for the year ended December 31, 2000.

PRO FORMA FINANCIAL INFORMATION

Pursuant to the rules and regulations of the Securities and Exchange Commission, the pro forma net income in the accompanying pro forma income data for the six months ended June 30, 1999 reflects a pro forma adjustment to income before income taxes and cumulative effect of a change in accounting principle for federal and state income taxes as if the Company had been a regular corporate taxpayer since its inception. Pro forma income taxes for 1999 excludes the deferred tax effects of Tumbleweed changing from a limited liability company (which is taxed as a partnership) to a regular corporate taxable status on January 1, 1999. Pro forma income taxes for 1999 are at an estimated effective rate of 35%.

2.   CHANGE IN ACCOUNTING PRINCIPLE

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, "Reporting the Costs of Start-Up Activities." The SOP was effective beginning January 1, 1999 and requires that start-up costs capitalized prior to January 1, 1999 be written-off and any future start-up costs be expensed as incurred. Prior to 1999, the Company capitalized its preopening costs incurred in connection with opening new restaurant locations. The unamortized balance of the Company's deferred preopening costs ($524,669 as of December 31, 1998) was written-off (net of income taxes of $183,634) as a cumulative effect of an accounting change on January 1, 1999.

3.   ACCRUED LIABILITIES

Accrued liabilities consist of:

                                                   June 30    December 31
                                                     2000        1999
                                                 -----------  ----------

Accrued payroll and related taxes                $  824,998   $  611,566
Accrued insurance and fees                          152,362      251,923
Accrued taxes, other than payroll                   420,381      423,954
Gift certificate liability                          162,487      396,747
Reserve for loss on guarantees of indebtedness      475,000            -
Other                                                84,312      148,546
                                                 ----------   ----------
                                                 $2,119,540   $1,832,736
                                                 ==========   ==========

4.   LONG-TERM DEBT

Long-term debt consists of:



                                                          June 30    December 31
                                                            2000         1999
                                                       ------------  -----------

Secured $6,500,000 mortgage revolving line of
  credit note, bearing interest at prime rate
  plus .25%(9.75% at June 30, 2000), due
  December 31, 2003                                    $ 5,072,148   $ 5,242,148

Secured mortgage note payable, bearing interest
  at commercial  paper rate plus 2.65% (9.25% at
  June 30, 2000), due February 17, 2006                  2,596,416     2,691,433

Secured mortgage note payable, bearing interest at
  prime rate plus 1% (10.5% at June 30, 2000),
  payable in monthly installments through October 1,
  2017                                                   1,050,261     1,061,614

Secured mortgage note payable, bearing interest at
  8.75%, payable in monthly installments through
  February 15, 2008                                        940,047       957,992

Secured mortgage note payable,  bearing interest
  at prime rate (9.5% at June 30, 2000), payable
  in monthly installments through March 1, 2006            650,233       658,071

Secured mortgage note payable, bearing interest a
  prime rate plus 1.25% (10.75% at June 30, 2000),
  payable in monthly installments through
  November 27, 2016                                        615,625       634,375

Secured mortgage note payable bearing interest at
  commercial  paper rate plus 2.65% (9.25% at
  June 30, 2000), due December 31, 2000                    508,395         4,395

Other installment notes payable                            519,081       620,204
                                                        ----------    ----------
                                                        11,952,206    11,870,232
Less current maturities                                  1,027,186       523,185
                                                        ----------    ----------
Long-term debt                                         $10,925,020   $11,347,047
                                                        ==========    ==========

Property and equipment with a net book value of approximately $19,800,000 at June 30, 2000 collateralize the Company's long-term debt.

5.  RELATED PARTY TRANSACTIONS

As of June 30, 2000, accounts receivable includes $156,024 of management fees, royalties, a franchise fee and reimbursement of store payroll costs due from four related party limited liability companies who own four Tumbleweed franchise restaurants. The management fees are a result of agreements which require the related franchisee to pay certain fees to the Company in exchange for the
Company  providing   operations   management  and  accounting  services  to  the
franchisee. The royalties and franchise fee are a result of the franchise agreements between the Company and related companies. The Company anticipates that the amounts due will be collected in full. Franchise fees and royalties recorded by the Company in relation to the four related party companies were $153,699 during the six months ended June 30, 2000 and were $143,909 during the three months ended June 30, 2000. Management fees related to these entities totaled $32,466 during the six month period and were $25,939 during the three month period. There were no revenues from these related companies during the 1999 six month period.

The Company has guaranteed, under its letter of credit with an equipment supplier, the purchase of a related franchisee's equipment package. As of June 30, 2000, the franchisee owes the supplier $157,442.

Certain directors and officers of the Company own substantial interests in these limited liability companies.

6.  COMMITMENTS

At June 30, 2000, the Company had commitments of approximately $500,000 for the completion of the construction of four restaurants; three of which were open at June 30. The commitments will be funded by cash reserves and proceeds from the $6,500,000 mortgage revolving line of credit.

7.  EARNINGS PER SHARE

The following is a reconciliation of the Company's basic and diluted earnings per share for the six months and three months ended June 30, 2000 and 1999 in accordance with FAS 128, "Earnings per Share."

                                                        Six Months Ended       Three Months Ended
                                                            June 30                   June 30

                                                       2000         1999         2000        1999
                                                    ----------   ----------   ----------   ---------
Numerator:
   Income before cumulative effect of a change
      in accounting principle                      $   755,923  $   441,592  $   337,793  $  678,888
   Cumulative effect of a change in accounting
      principle, net of tax                                  -     (341,035)           -           -
                                                    ----------   ----------   ----------   ---------
   Net income                                      $   755,923  $   100,557  $   337,793  $  678,888
                                                    ==========   ==========   ==========   =========
   Pro forma income data :
     Pro forma income before cumulative effect
       of a change in accounting principle                      $ 1,081,215
     Cumulative effect of a change in accounting
       principle, net of tax                                       (341,035)
                                                                 ----------
     Pro forma net income                                       $   740,180
                                                                 ==========
Denominator :
   Weighted average shares
     outstanding                                     5,859,051    5,881,630    5,843,467   5,881,630
   Effect of dilutive securities:
     Employee stock options                                943            -            -           -
                                                    ----------   ----------   ----------   ---------
   Denominator for diluted earnings
     per share-adjusted weighted
     average and assumed conversions                 5,858,108    5,881,630    5,843,467   5,881,630
                                                    ==========   ==========   ==========   =========

8.   SEGMENT INFORMATION

The  Company  has  three  reportable  segments:   restaurants,   commissary  and
corporate. The restaurant segment consists of the operations of all Company-owned restaurants and derives its revenues from the sale of food products to the general public. The commissary segment derives its revenues from the sale of food products to company-owned and franchised restaurants. The corporate segment derives revenues from sale of franchise rights, franchise royalties and related services used in restaurant operations, and contains the selling, general and administrative activities of the Company.

Generally, the Company evaluates performance and allocates resources based on pre-tax income. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in the Company's Annual Report on Form 10-K.

Segment information for the six months ended June 30 is as follows:


2000:

                                                  Restaurant     Commissary     Corporate      Totals
                                                  -----------    -----------   -----------   -----------
Revenues from external
   customers                                     $25,707,386   $   855,268   $ 1,461,367    $28,024,021
Intersegment revenues                                      -     1,282,891             -      1,282,891
General and
   administrative expenses                                 -             -     2,181,323      2,181,323
Advertising expenses                                       -             -       617,087        617,087
Depreciation and
   amortization                                      814,258        59,576       160,643      1,034,477
Net interest expense                                       -        88,050       562,509        650,559
Income (loss) before income taxes and
   cumulative effect of a change in
   accounting principle                            3,603,945        47,696    (2,488,683)     1,162,958


1999:
                                                  Restaurant     Commissary     Corporate       Totals
                                                  -----------    -----------   -----------    -----------
Revenues from external
   customers                                     $23,927,217   $   562,647   $   739,059    $25,228,923
Intersegment revenues                                      -     1,312,843             -      1,312,843
General and
   administrative expenses                                 -             -     1,881,146      1,881,146
Advertising expenses                                       -             -       610,384        610,384
Depreciation and
   amortization                                      688,693        59,376       114,666        862,735
Net interest expense                                       -        84,850       437,674        522,524
Income (loss) before income taxes and
   cumulative effect of a change in
   accounting principle                            3,948,071        14,993    (2,299,656)     1,663,408


Segment information for the three months ended June 30 is as follows:






2000:
                                                     Restaurant      Commissary    Corporate       Totals
                                                   -------------   -------------  ------------  -------------
Revenues from external
   customers                                        $12,886,116   $   432,662    $ 1,072,877    $14,391,655
Intersegment revenues                                         -       648,982              -        648,982
General and
   administrative expenses                                    -             -      1,166,845      1,166,845
Advertising expenses                                          -             -        355,558        355,558
Depreciation and
   amortization                                         405,837        29,888         80,733        516,458
Net interest expense                                          -        44,025        289,336        333,361
Income (loss) before income taxes and
   cumulative effect of a change in
   accounting principle                               1,860,404        29,696     (1,370,418)       519,682

1999:
                                                     Restaurant    Commissary      Corporate       Totals
                                                    -----------    -----------    -----------   -----------
Revenues from external
   customers                                        $12,594,899   $   276,411    $   398,244    $13,269,554
Intersegment revenues                                         -       644,958              -        664,958
General and
   administrative expenses                                    -             -        981,380        981,380
Advertising expenses                                          -             -        325,422        325,422
Depreciation and
   amortization                                         356,054        29,688         58,528        444,270
Net interest expense                                          -        43,025        233,157        276,182
Income (loss) before income taxes and
   cumulative effect of a change in
   accounting principle                               2,211,443          (105)    (1,166,895)     1,044,443


9.  INVOLUNTARY CONVERSION OF  NON-MONETARY ASSETS

As a result of a fire which occurred June 7, 2000 at a Company-owned restaurant in Kentucky, an involuntary conversion of non-monetary assets occurred which resulted in a $434,311 gain. The gain represents the difference between the carrying amount of the restaurant's assets which were destroyed (building, equipment and inventory of $725,785, in total, at the time of the fire) and the amount to be collected from the insurance company ($1,160,096). In addition, the Company has accrued as a receivable $59,436 from the insurance company in relation to business interruption. This amount is recorded in other revenues.

10.  INCOME TAXES

Concurrent with the merger of the Company as described in Note 1, Tumbleweed converted from a limited liability company into a C corporation and is now subject to federal and state income taxes. As of the date of the merger, the Company recorded a net deferred tax liability and corresponding income tax expense for cumulative temporary differences between the tax basis and the reported amounts of the Company's assets and liabilities. At the date of the merger, the net differences equaled approximately $1,780,000 resulting in a net deferred tax liability and corresponding income tax expense of $639,623 which is included in the deferred income tax provision in the accompanying statement of income for the six months ended June 30, 1999.

Income taxes on the Company's income for the six months and three months ended June 30, 2000 and 1999 have been provided for at an estimated effective tax rate of 35%.

11.  TREASURY STOCK

On January 14, 2000, the Board of Directors approved the repurchase from time to time of up to $500,000 of the Company's Common Stock. Purchases may be made in the open market as well as by private transaction at times and prices considered appropriate by the Company, subject to applicable rules and regulations. The purchases will be funded by cash reserves. Through June 30, 2000, the Company has repurchased 39,400 shares at a total cost of $241,999.

12.  CONTINGENCIES

The Company has guaranteed renewals of certain guaranteed indebtedness and any replacement indebtedness of TW-Tennessee, LLC, a franchisee (TW-Tennessee), to the extent and in amounts not to exceed the amounts guaranteed as of September 30, 1998. As of June 30, 2000, the Company has guaranteed certain TW-Tennessee obligations as follows jointly and severally with TW-Tennessee common members:
a) up to $1,200,000 under a bank line of credit, b) approximately $2,800,000 of a lease financing agreement, and c) equipment leases with a bank totaling approximately $803,000. During 1999, the Landlord under the lease financing agreement declared TW- Tennessee to be in default, and accelerated the rent obligations under the leases. Negotiations ensued between the Landlord and the principals of TW-Tennessee regarding the restructuring of the lease obligations. On May 8, 2000, the Landlord filed suit in the Chancery Court for Davidson County, Tennessee, against TW-Tennessee and against certain guarantors of the lease obligations, including the Company and a Director of the Company. The Landlord has demanded a judgment against TW-Tennessee in excess of $21.8 million, and a judgment jointly and severally against the guarantors named, including the Company and the Director, in the amount of $6,647,582.77 representing a portion of the amounts claimed against TW-Tennessee.

Subsequent to June 30, 2000, the Landlord terminated settlement negotiations and refused to grant a further extension of time to restructure the lease obligations and to answer the suit filed against TW-Tennessee, the Company and the other defendants. As a result, certain defendants including the Company have filed an answer to the suit described above, as well as counterclaims against the Landlord. The Company's management believes that it is probable that it will incur a loss related to the Company's guarantees of TW-Tennessee's obligations and has therefore, established a reserve of $475,000 as of June 30, 2000. The reserve amount was based on the Company's share of the various guarantees and an estimated amount for legal costs which will likely be incurred in connection with the resolution of this matter.